Exhibit (a)(6)

N E W S R E L E A S E

CONTACT:	Martina Linders	FOR IMMEDIATE RELEASE

	(312) 279-1430	August 9, 2012

ELS ANNOUNCES EXCHANGE OFFER FOR SERIES A PREFERRED STOCK

CHICAGO, IL – August 9, 2012 – Equity LifeStyle Properties, Inc. (NYSE: ELS) (the “Company”) today announced that it has commenced an offer (the “Offer”) to acquire all of the 8,000,000 outstanding shares of its 8.034% Series A Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share (the “Series A Shares”).

For each Series A Share that the Company will acquire pursuant to the Offer, the Company will exchange consideration comprised of (i) one newly issued depositary share (each a “Depositary Share”) representing 1/100th of a share of its newly created 6.75% Series C Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share (each a “Series C Share”) with a liquidation value equal to $25.00 per Depositary Share, plus (ii) cash in an amount equal to the amount of unpaid dividends accrued on such tendered Series A Share through and including the Expiration Date. Dividends on the Series C Shares (and, therefore the Depositary Shares) to be issued pursuant to the Offer will accrue from the calendar day after the Expiration Date, regardless of the actual date of issuance.

The Series C Shares as represented by the Depositary Shares are substantially the same as the Series A Shares, except that:

•

The Company will not have the right to call the Series C Shares (and, therefore, the Depositary Shares) for redemption until September 7, 2017 (a no-call period of approximately five years, as compared to the Series A Shares, which are callable for redemption at any time), except upon certain transactions involving a change in control of the Company;

•	The dividend rate on the Series C Shares as represented by the Depositary Shares will be 6.75% (as compared to 8.034% on the Series A Shares); and

•	There are certain other minor differences described in the Offer to Exchange dated August 9, 2012 (the “Offer to Exchange”).

The Offer will expire at midnight, New York City Time, on September 7, 2012, unless extended or terminated by us.

The Offer is only being made upon the terms and subject to the conditions set forth in the Offer to Exchange and the related letters of transmittal. The Offer to Exchange and related letters of transmittal contain important information and should be read carefully before making any decision with respect to the Offer.

The Offer is conditioned upon, among other things, at least 4,000,000 Series A Shares having been validly tendered and not properly withdrawn prior to the expiration of the Offer and our being satisfied in our reasonable discretion that the Depositary Shares to be issued pursuant to the Offer will be eligible to be listed on the New York Stock Exchange (the “NYSE”). At the expiration of the Offer, if at least 4,000,000 Series A Shares have been validly tendered and not properly withdrawn, and all other conditions are satisfied or waived, the Company will acquire all tendered Series A Shares from the tendering holders. Regardless of whether the Offer is successfully completed, the Company may choose to redeem Series A Shares at any time for a redemption price of $25.00 per share plus accrued and unpaid dividends.

The Series A Shares are listed on the NYSE under the symbol “ELS-PA”. Following successful completion of the Offer, the Company will submit a supplemental listing application to the NYSE requesting that the Depositary Shares to be issued in the Offer be approved for listing.

Holders who tender their Series A Shares may withdraw those tendered shares at any time prior to the expiration of the Offer or, if such shares are not previously accepted by us, at any time after October 8, 2012.

THE COMPANY URGES STOCKHOLDERS TO REVIEW THE SCHEDULE TO, OFFER TO EXCHANGE, LETTER OF TRANSMITTAL AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) RELATED TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER. THESE DOCUMENTS ARE AVAILABLE WITHOUT CHARGE AT THE SEC’S WEBSITE AT WWW.SEC.GOV. ADDITIONALLY, HOLDERS OF THE SERIES A SHARES SHOULD EXPECT TO RECEIVE DOCUMENTS RELATED TO THE OFFER FROM THEIR BROKER.

The Company has retained MacKenzie Partners, Inc. to serve as Information Agent in connection with the Offer. Requests for documents and questions regarding the Offer may be directed to MacKenzie Partners, Inc. at (800) 322-2885.

About the Company

Equity LifeStyle Properties, Inc. is a fully integrated owner and operator of lifestyle-oriented properties and owns or has an interest, as of August 9, 2012, in 382 quality properties in 32 states and British Columbia consisting of 141,077 sites. The Company is a self-administered, self-managed, real estate investment trust (REIT) with headquarters in Chicago.